Exhibit 2

C.V. STARR & Co., INC.
399 PARK AVENUE
NEW YORK, NY 10022

      MAURICE R. GREENBERG                                                                                     December 15, 2008
           CHAIRMAN AND
      CHIEF EXECUTIVE OFFICER

Mr. Edward Liddy
Chairman and CEO
American International Group, Inc.
70 Pine Street
New York, NY 10270

Dear Ed:

There are any number of things that we ought to catch up on, but you are probably busy and so am I, so I’m not sure it will happen in the near term.

I am curious about the latest change in the AIG terms with the New York Fed (still far from the right mark). One of the Maiden Lane special purpose vehicles purchased approximately $50 billion of CDOs at par, at least that is what has been reported, and obviously canceled the default swaps. It is hard to believe that the counterparties would be carrying the CDOs at par and not have marked them to market.  If so, what is the rationale for buying them back at par?

The counterparties were advised to keep the approximately $35 billion of collateral that had been transferred to them.  AIG wrote down the CDOs to reflect their underlying value which was approximately 50%.  I am sure I am missing something, and I would be more than interested in finding out what transpired.  It certainly seems it was very good for the counterparties.

Regards.

Sincerely,

/s/ Maurice R. Greenberg

MRG/mb

Mr. Edward Liddy

December 15, 2008

P.S.  The proper structure would be not to disassemble AIG, but to rebuild it to pay back the taxpayers and that could best be done by converting the loan and the preferred stock to a 15 – 20 year loan reducing the interest and dividend to 5%, and reducing the 79.9% ownership interest to 15%.  That would make it possible to attract private capital and put in a proper management team to rebuild the company.  You can only rebuild by beginning to pay back out of earnings without the pressure of selling assets at the wrong time at the wrong price.

MRG